UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2011

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___                        Form 40-F  ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______                        No  ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 12, 2011, Germain Lamonde, President and Chief Executive Officer of EXFO Inc., a Canadian corporation, filed a Notice of Intention to Distribute Securities under Section 2.8. of MI 45-102 Resale of Securities with the various Canadian Securities Commissions and the Toronto Stock Exchange. This report on Form 6-K sets forth the Form 45-102F1 as filed and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 12, 2011

FORM 45-102F1

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER SECTION 2.8 OF
REGULATION 45-102 RESPECTING RESALE OF SECURITIES

Reporting issuer

1.	Name of reporting issuer: EXFO Inc.

Selling security holder

2.	Your name: Germain Lamonde Note: The securities are held through entities controlled by Mr. Lamonde.

3.	The offices or positions you hold in the reporting issuer: Chairman of Board, President and Chief Executive Officer

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5.	Number and class of securities of the reporting issuer you beneficially own:

Fiducie Germain Lamonde holds 1,900,000 Multiple Voting Shares
G. Lamonde Investissements Financiers Inc. holds 34,743,000 Multiple Voting Shares for a total of 36,643,000 Multiple Voting Shares.

5,000,000 of the 34,743,000 Multiple Voting Shares held by G. Lamonde Investissements Financiers Inc. will be converted into 5,000,000 Subordinate Voting Shares on the basis of one (1) to (1) share. A total of 1,000,000 Subordinate Voting Shares will be offered to sell on the market.

Distribution

6.	Number and class of securities you propose to sell: 1,000,000 subordinate voting shares

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. The securities will be sold on the Toronto Stock Exchange (TSX) and/or the NASDAQ.

Warning
It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)	I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)	the information given in this form is true and complete.

Date: January 12, 2011	Germain Lamonde
Your name
/s/ Germain Lamonde
Your signature